EXHIBIT 99.1

Endeavour Silver Reports Second Quarter, 2018 Financial Results; Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, Aug. 02, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the Second Quarter ended June 30, 2018. The Company operates three silver-gold mines in Mexico, the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state. Endeavour is currently commissioning its fourth mine, El Compas, in Zacatecas state and advancing the Terronera mine project in Jalisco state to a development decision.

The Company reports a net loss of $5.7 million in the Second Quarter, 2018 compared to $16 thousand loss in the Second Quarter, 2017, primarily due to higher depreciation and depletion charges and foreign exchange loss. Revenue increased 19% to $38.8 million and mine operating cash flow before taxes(1) increased 69% to $14.9 million due to higher production, but cash flow from operations before working capital changes decreased 17% to $3.6 million and EBITDA fell 26% to $2.7 million as compared to the same period last year.

Cash costs fell 9% to $7.61 per oz silver payable (net of gold credits) and all-in sustaining costs fell 16% to $17.28 per oz silver payable (net of gold credits).

Highlights of Second Quarter 2018 (Compared to Second Quarter 2017)

Financial

  Net loss increased to 5.7 million (loss of $0.04 per share) compared to break even in 2017
  EBITDA(1) decreased 26% to $2.7 million
  Cash flow from operations before working capital changes decreased 17% to $3.6 million
  Mine operating cash flow before taxes(1) increased 69% to $14.9 million
  Revenue increased 19% to $38.8 million
  Realized silver price decreased 2% to $16.76 per ounce (oz) sold
  Realized gold price increased 1% to $1,281 per oz sold
  Cash costs(1) fell 9% to $7.61 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) fell 16% to $17.28 per oz silver payable (net of gold credits)
  Working capital has fallen 11% at $58.9 million compared to $66.2 million at year end
  Secured ATM of up to $35.7 million primarily to advance the Terronera Project

Operations

  Silver production increased 19% to 1,355,895 oz
  Gold production increased 5% to 13,674 oz
  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
  Silver oz sold increased 27% to 1,258,617 oz
  Gold oz sold increased 12% to 13,800 oz
  Bullion inventory at quarter-end included 176,452 oz silver and 265 oz gold
  Concentrate inventory at quarter-end included 53,810 oz silver and 827 oz gold
  Completed construction of the El Compas project, commenced plant commissioning
  Completed engineering trade-off studies for Terronera, preparing updated PFS
  Reported positive drill results from an in-fill drill program at Terronera
  Reported positive metallurgy and positive drill results from a step-out drill program at the Parral exploration property
  Appointed VP, New Projects, Manuel Echevarria to oversee technical services and development projects

(1) EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Bradford Cooke, Endeavour CEO, commented, “Our financial performance in Q2, 2018 was tempered by higher depreciation and depletion charges primarily at Guanacevi, higher foreign exchange losses related to depreciation of the Mexican peso, higher current taxes primarily at Bolanitos and El Cubo and increased expenditures advancing Terronera and exploring Parral.

“El Cubo continues to out-perform plan, delivering record grades and providing strong cash flow for the Company. Bolanitos is running a bit behind plan but continues to generate strong cash flow and should improve in Q3.  Guanacevi continues to be challenging, but the focus on higher development in Q2 is returning higher throughput in July. El Compas is expected to achieve commercial production in Q3 and start generating positive cash flow for the Company in the second half of this year.”

Financial Results

Revenue in the Second Quarter, 2018 totaled $38.8 million (2017 - $32.7 million) on sales of 1,258,617 silver ounces and 13,800 gold ounces at realized prices of $16.76 and $1,281 per ounce respectively, compared to sales of 988,821 silver ounces and 12,294 gold ounces at realized prices of $17.16 and $1,270 per ounce respectively in Q2, 2017.

After cost of sales of $34.2 million (2017 - $27.2 million), mine operating earnings amounted to $4.6 million (2017 - $5.4 million) from mining and milling operations in Mexico. The 26% increase in cost of sales was primarily due to increased depreciation and depletion. Excluding depreciation and depletion of $7.9 million (2017 - $3.3 million), share-based payments recovery of $0.1 million and an inventory write down of $2.5 million, mine operating cash flow before taxes was $14.9 million (2017 – $8.8 million) in Q2, 2018.

Net losses amount to $5.7 million (2017 –$16 thousand) after depreciation and depletion, exploration, general and administrative expenses and foreign exchange.

Direct production costs per tonne in Q2, 2018 increased 3% compared with Q2, 2017.  The higher production costs per tonne were driven mainly by lower Guanaceví mine output due to increased mine development and the costs related to implementing a productivity optimization program.  The higher costs at Guanaceví were offset by increased production due to higher throughput and grades at El Cubo.

The out-performance of El Cubo resulted in 9% lower consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute).  Similarly, all-in sustaining costs (also a non-IFRS measure) decreased 16% to $17.28 per oz in Q2, 2018 due to lower operating costs per ounce and lower capital expenditures in Q2, 2018 compared to Q2, 2017, offset by higher general and administration charges at the corporate level.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss the results will be held today, Thursday, August 2, 2018 at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2443#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently commissioning its fourth mine at El Compas, advancing towards development of the Terronera project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended June 30			Q2 2018 Highlights	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
Production
1,355,895	1,143,788	19%	Silver ounces produced	2,706,735	2,220,762	22%
13,674	13,058	5%	Gold ounces produced	26,882	24,782	8%
1,328,844	1,116,799	19%	Payable silver ounces produced	2,653,700	2,170,909	22%
13,396	12,756	5%	Payable gold ounces produced	26,340	24,215	9%
2,381,445	2,123,138	12%	Silver equivalent ounces produced(1)	4,722,885	4,079,412	16%
7.61	8.36	(9%)	Cash costs per silver ounce(2)(3)	7.05	8.09	(13%)
14.10	12.02	17%	Total production costs per ounce(2)(4)	14.12	11.83	19%
17.28	20.46	(16%)	All-in sustaining costs per ounce(2)(5)	15.73	19.38	(19%)
314,305	303,943	3%	Processed tonnes	639,974	607,165	5%
86.43	84.01	3%	Direct production costs per tonne(2)(6)	82.84	79.90	4%
11.31	12.10	(7%)	Silver co-product cash costs(7)	11.04	12.05	(8%)
865	896	(3%)	Gold co-product cash costs(7)	861	878	(2%)
Financial
38.8	32.7	19%	Revenue ($ millions)	79.1	69.1	14%
1,258,617	988,821	27%	Silver ounces sold	2,664,760	2,224,415	20%
13,800	12,294	12%	Gold ounces sold	26,474	23,584	12%
16.76	17.16	(2%)	Realized silver price per ounce	16.72	17.51	(5%)
1,281	1,270	1%	Realized gold price per ounce	1,304	1,275	2%
(5.7)	(0.0)	(100%)	Net earnings (loss) ($ millions)	(3.3)	6.0	(155%)
4.6	5.5	(15%)	Mine operating earnings ($ millions)	7.9	13.3	(41%)
14.9	8.8	69%	Mine operating cash flow(8) ($ millions)	28.7	20.8	38%
3.6	4.4	(17%)	Operating cash flow before working capital changes (9)	15.2	13.3	15%
2.7	3.7	(26%)	Earnings before ITDA (10)($ millions)	14.1	12.6	12%
58.9	75.2	(22%)	Working capital ($ millions)	58.9	75.2	(22%)
Shareholders
(0.04)	0.00	(100%)	Earnings (loss) per share – basic	(0.03)	0.05	(160%)
0.03	0.03	0%	Operating cash flow before working capital changes per share (9)	0.12	0.10	20%
127,570,254	127,318,926	0%	Weighted average shares outstanding	127,529,558	127,207,961	0%

1) Silver equivalents are calculated using a 75:1 ratio.
2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Operating activities
Net earnings (loss) for the year	$(5,651)	$(16)	$(3,326)	$6,019

Items not affecting cash:
Share-based compensation	777	1,231	1,193	1,568
Depreciation and depletion	7,939	3,333	17,776	7,515
Deferred income tax expense (recovery)	(2,415)	(354)	(4,201)	(2,019)
Unrealized foreign exchange loss (gain)	398	30	348	(432)
Finance costs	37	208	75	444
Write off of mineral properties	-	-	-	233
Write down of inventory to net realizable value	2,527	-	3,282	-
Unrealized loss (gain) on other investments	26	(72)	46	(72)
Net changes in non-cash working capital	661	(8,636)	(2,875)	(7,865)
Cash from operating activities	4,299	(4,276)	12,318	5,391

Investing activities
Property, plant and equipment expenditures	(11,772)	(11,371)	(22,737)	(20,739)
Proceeds from disposition of other investments	-	72	-	72
Redemption of (investment in) non-current deposits	1	(6)	1	(6)
Cash used in investing activities	(11,771)	(11,305)	(22,736)	(20,673)

Financing activities
Repayment of credit facility	-	(2,500)	-	(5,000)
Restricted cash	-	-	1,000	-
Interest paid	-	(137)	-	(304)
Public equity offerings	2,071	-	2,071	-
Exercise of options	256	-	256	74
Share issuance costs	(84)	-	(84)	-
Cash from (used in) financing activities	2,243	(2,637)	3,243	(5,230)

Effect of exchange rate change on cash and cash equivalents	(274)	(30)	(45)	432

Increase (decrease) in cash and cash equivalents	(5,229)	(18,218)	(7,175)	(20,512)
Cash and cash equivalents, beginning of the period	36,560	70,485	38,277	72,317
Cash and cash equivalents, end of the period	$31,057	$52,237	$31,057	$52,237

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Revenue	$38,765	$32,636	$79,095	$69,077

Cost of sales:
Direct production costs	23,720	23,483	49,526	47,531
Royalties	177	340	875	780
Share-based payments	(130)	92	(93)	92
Depreciation and depletion	7,855	3,271	17,614	7,384
Write down of inventory to net realizable value	2,527	-	3,282	-
	34,149	27,186	71,204	55,787

Mine operating earnings	4,616	5,450	7,891	13,290

Expenses:
Exploration	4,430	3,765	6,453	7,101
General and administrative	3,211	2,431	5,529	4,386
	7,641	6,196	11,982	11,487

Operating earnings (loss)	(3,025)	(746)	(4,091)	1,803

Finance costs	49	208	98	444

Other income (expense):
Foreign exchange	(3,170)	868	(897)	3,015
Investment and other	143	212	212	289
	(3,027)	1,080	(685)	3,304

Earnings (loss) before income taxes	(6,101)	126	(4,874)	4,663

Income tax expense (recovery):
Current income tax expense	1,965	545	2,653	844
Deferred income tax expense (recovery)	(2,415)	(403)	(4,201)	(2,200)
	(450)	142	(1,548)	(1,356)

Net earnings (loss) for the period	(5,651)	(16)	(3,326)	6,019

Other comprehensive income (loss), net of tax
Realized (gain) loss on other investments	-	(72)	-	(72)
Unrealized gain (loss) on other investments	-	163	-	180
Total other comprehensive income (loss) for the period	-	91	-	108

Comprehensive income (loss) for the period	$(5,651)	$75	$(3,326)	$6,127

Basic earnings (loss) per share based on net earnings	$(0.04)	$(0.00)	$(0.03)	$0.05
Diluted earnings (loss) per share based on net earnings	$(0.04)	$(0.00)	$(0.03)	$0.05

Basic weighted average number of shares outstanding	127,570,254	127,318,926	127,529,558	127,207,961
Diluted weighted average number of shares outstanding	127,570,254	127,318,926	127,529,558	128,057,465

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	June 30,	December 31,
	2018	2017

ASSETS

Current assets
Cash and cash equivalents	$31,057	$38,277
Restricted cash	-	1,000
Other investments	122	168
Accounts receivable	35,182	34,012
Inventories	12,553	13,131
Prepaid expenses	1,923	1,911
Total current assets	80,837	88,499

Non-current deposits	609	610
Deferred income tax asset	4,328	655
Mineral properties, plant and equipment	92,155	88,816
Total assets	$177,929	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,602	$19,068
Income taxes payable	2,339	3,185
Total current liabilities	21,941	22,253

Deferred lease inducement	229	236
Provision for reclamation and rehabilitation	8,057	7,982
Deferred income tax liability	1,037	1,592
Total liabilities	31,264	32,063

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 128,261,027 shares (Dec 31, 2017 - 127,488,410 shares)	453,114	450,740
Contributed surplus	8,468	8,747
Accumulated comprehensive income (loss)	-	127
Retained earnings (deficit)	(314,917)	(313,097)
Total shareholders' equity	146,665	146,517
Total liabilities and shareholders' equity	$177,929	$178,580

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2018 and the related notes contained therein.